SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  June, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair announces 5 new ROUTES From BOLOGNA
TO fez, lanzarote, marRakesh, tenerife & zaragoZa

1.3M RYANAIR PAX P.A. AT BOLOGNA

Ryanair, the world's favourite airline, announced today (10th Jun) that it will open five new routes from Bologna to Fez, Lanzarote, Marrakesh, Tenerife and Zaragoza from Nov 2010 which will increase Ryanair's low fares
route network to/from Bologna to 31 routes and over 1.3m passengers p.a., sustaining over 1,300 local jobs.

Ryanair celebrated these five new routes by launching 500,000 €10 seats for travel on Tuesdays, Wednesdays and Thursdays in late June and July, which are available for booking until midnight Thursday (9th Jun).  Ryanair's five new Bologna routes go on sale on
www.ryanair.com
tomorrow.

Ryanair's Stephen McNamara said:

"Ryanair is delighted to announce five new Bologna routes to Fez, Lanzarote, Marrakesh, Tenerife and Zaragoza to provide Italian consumers/visitors with even more low fares on 31 exciting routes to/from Bologna this winter.  Ryanair's 1.3m passengers p.a. to/from Bologna will sustain 1,300 local jobs.

"To celebrate these five new routes Ryanair is launching 500,000 €10 seats, for travel across Europe in late June and July, which are available for booking until midnight Thursday.  Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book their flights

immediately on www.ryanair.com."

5 New Bologna Routes in Nov 2010

To/From	Freq
Fez	2pw
Lanzarote	2pw
Marrakesh	2pw
Tenerife	2pw
Zaragoza	3pw

Ends.                                                                                                                                                                                                   Thursday, 10th June 2010

For further information:
Stephen McNamara                     Pauline McAlester
Ryanair                                        Murray Consultants
Tel: 00 353 1 812 1212               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  10 June, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary